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                              February 22, 2021

       Don Harmer
       President
       GRASS QOZF, Inc.
       204 West Spear Street #3862
       Carson City, NV 89703

                                                        Re: GRASS QOZF, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed January 27,
2021
                                                            File No. 024-11204

       Dear Mr. Harmer:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed January 27, 2021

       Dilution, page 20

   1. Your disclosure of Historical net tangible book value before this offering of $ 1,475,632 as of June 30, 2020
appears to be inconsistent with the net book value of the tangible assets per your balance
sheet at June 30, 2020 on page F-3. In addition, it appears your calculations of pro
forma net tangible book value per share after this offering and related dilution per share to
new investors do not appropriately account for the number of shares issued and proceeds
received for each offering scenario. Please clarify or revise.
 Don Harmer
FirstName LastNameDon  Harmer
GRASS QOZF,    Inc.
Comapany22,
February  NameGRASS
            2021       QOZF, Inc.
February
Page 2 22, 2021 Page 2
FirstName LastName
Use of Proceeds, page 22

2. We note your revised disclosure in response to our prior comment 1 and re-issue the comment. Please quantify the amount of proceeds that will be required to acquire the remaining interests in Sierra Software Systems, Inc. as the tabular entries do not appear to allocate any proceeds to purchase the equity interests. In this regard, we note your disclosure elsewhere indicating that you currently own 45% of Sierra and intend to own
         100% of Sierra.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
29

3. Please revise to discuss your financial condition and results of operations for the period presented, and provide the disclosures required by Item 9 of Form 1-A. Business
Sierra, page 35

4. We note that Sierra's first module for individual and personal users was scheduled to be released in January 2021 and the other modules are to follow shortly. Depending on when you file the next amendment, please update your disclosure to state whether the products have been released as scheduled.
Financial Statements, page F-1

5.
         We note that your response to prior comment 4 did not fully address the issues. Thus, the comment is reissued in its entirety. We note from your disclosures in
Note 11 that you
         acquired 85% of ownership interests in Samsarg, Inc. during the year. Accordingly, please revise to include audited financial statements of the acquired business Samsarg,
         Inc. and pro forma financial Information as required by Part F/S
(b)(7)(iii), (iv) and
         (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.
Note 13 - Related Party Transactions, page F-15

6. We note from your disclosure here that you purchased an additional 78.36% interest resulting in an 80.36% ownership interest in Samsarg on November 15, 2019. However, your disclosure in Note 11, page F-14 indicates that you increased your ownership of
         Samsarg to 68% in November 2019. Please revise to clarify your disclosures.
 Don Harmer
GRASS QOZF, Inc.
February 22, 2021
Page 3

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameDon Harmer
                                                          Division of
Corporation Finance
Comapany NameGRASS QOZF, Inc.
                                                          Office of Energy &
Transportation
February 22, 2021 Page 3
cc:       Brian Higley, Esq.
FirstName LastName